Exhibit 99.1

IMRIS CEO Jay D. Miller to present at the Canaccord Genuity Medical Technologies & Diagnostics Forum

MINNEAPOLIS, Nov. 17, 2014 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) will present at the Canaccord Genuity 2014 Medical Technologies & Diagnostics Forum at the Westin Grand Central, New York at 8:40 a.m. Eastern Time on Thursday, November 20, 2014.

The slides of Mr. Miller's presentation will be available at www.imris.com, and can be found under Investors, Events & Presentations.  The presentation will be webcast live at http://wsw.com/webcast/canaccord16/imrs and can also be accessed through the investor relations page at http://www.imris.com/investors/events-and-presentations.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular, spinal and cerebrovascular markets and have been selected by 61 leading medical institutions around the world. For more information, visit www.imris.com.

SOURCE IMRIS Inc.

%CIK: 0001489161

For further information: Jeffery Bartels, Director - Finance, IMRIS Inc., Tel: 763-203-6328, Email: jbartels@imris.com

CO: IMRIS Inc.

CNW 16:53e 17-NOV-14